Exhibit 1.01
Conflict Minerals Report of Polaris Inc.

This is the Conflict Minerals Report of Polaris Inc. (“Polaris,” the “Company”, “we” or “us”) for calendar year 2023 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

Certain statements in this report, including statements regarding supplier responses and statements under the heading “Due Diligence Results,” are based on information provided by the Company’s suppliers and other sources. The information that we received from our suppliers and other sources may include or yield inaccurate or incomplete information. For example, the information we received from our direct suppliers may be incomplete because they may not have received accurate and complete conflict minerals information from all of the suppliers in their own supply chain. In addition, this report may contain forward-looking statements, which speak only as of the date of this report. As such, we caution the reader not to place undue reliance on statements in this report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

For a more complete discussion of supply chain-related risk factors, see our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission ("SEC").

Introduction

For calendar year 2023, we determined that gold, tin, tantalum, and tungsten (“3TG”) were necessary to the functionality or production of products that were manufactured or contracted to be manufactured by us. Therefore, we conducted a reasonable country of origin inquiry in good faith to determine whether any of the 3TG in our products originated from the Democratic Republic of the Congo or an adjoining country (collectively referred to as the “Covered Countries”).

Based on the country of origin data, we believe the Company’s products could contain 3TG that may have originated in the Covered Countries and, therefore, in accordance Rule 13p-1 and Form SD, due diligence was performed on the source and chain of custody of the 3TG in question. The Company designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework of the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for 3TGs (the “OECD Guidance”).

Conflict Minerals Program & Policy

The Company has actively engaged with its customers and suppliers for several years with respect to the use of “conflict minerals” (as defined in Form SD), including 3TG. The Company adopted a conflict minerals policy articulating the conflict minerals supply chain due diligence process and the Company’s commitments to reporting obligations regarding conflict minerals. The policy is available online on the Company’s website.

Product Description

We design, engineer, manufacture and market powersports vehicles which include: off-road vehicles, including all-terrain vehicles and side-by-side vehicles; military and commercial ORVs; snowmobiles; motorcycles; moto-roadsters; quadricycles; and boats. We also design and manufacture or source parts, garments and accessories, which includes aftermarket accessories and apparel. Raw materials and other component parts are purchased from third-party suppliers. Many of our products are manufactured utilizing similar processes and similar components. Our suppliers often supply parts and components that are utilized in multiple product categories.

Reasonable Country of Origin Inquiry (RCOI)

To determine whether necessary 3TGs in products originated in the Covered Countries, Polaris retained a third-party service provider to assist us in reviewing the supply chain and identifying risks. The Company provided a list composed of suppliers and parts associated with the in-scope products to our third-party service provider for upload to its sustainability management system.
To trace materials, and demonstrate transparency procured by the supply chain, Polaris utilized the Conflict Minerals Reporting Template (CMRT) Version 6.31 or higher to conduct a survey of all in-scope suppliers.
The Company’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT, which helps identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of Tier 1 suppliers. The results of this data validation contribute to the program’s health assessment and are shared with the suppliers to support their understanding of areas that require clarification or improvement.

For the calendar year 2023, there were 2,310 suppliers in scope for the conflict minerals program, and 1,459 suppliers responded, with 1,382 suppliers providing a completed CMRT. Polaris’ total completion rate for this reporting year was 59.8%.
Through reasonable due diligence practices, Polaris was able to take advantage of a broader set of country of origin data to complement efforts in establishing transparency in the supply chain. As such, Polaris can perform further due diligence on the source and chain of custody of the minerals in question.

Due Diligence

Design of Due Diligence

Polaris designed its due diligence measures to conform, in all material respects, with the framework in the OECD Guidance and the related supplements. The program aligns with the five steps for due diligence that are described by the OECD Guidance, and the Company continues to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.

Due diligence requires the Company’s necessary reliance on data provided by direct suppliers and third-party audit programs. There is a risk of incomplete or inaccurate data as the process cannot be fully owned by the Company. However, through active risk identification, and risk assessment, as well as continued outreach and process validation, risk gaps can be mitigated. This process aligns with industry standards and market expectations for downstream companies’ due diligence.

Due Diligence Performed

1. Establish Strong Company Management Systems

The Company uses a third-party service provider to assist with evaluating supply chain information regarding 3TGs, identifying potential risks, and developing and implementing additional due diligence steps that the Company undertakes with suppliers and/or respective stakeholders in regard to conflict minerals.

Control Systems

The Company expects all suppliers to have policies and procedures in place so that 3TGs used in the production of the products sold to Polaris are “conflict free or responsibly sourced.” This means that the products should not contain minerals (3TGs) sourced from areas that have been identified to be in the presence of widespread human rights abuses and violations of law, either directly or indirectly. The Company expects direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied, including sources of 3TGs that are supplied to them from lower-tier suppliers.

Supplier Engagement

As an important part of the supply chain, Polaris has leveraged processes and educational opportunities in order to provide non-English speaking suppliers with access to a free platform to upload their CMRTs, help desk support, and other multilingual resources. Polaris’ suppliers are able to leverage our third-party service provider’s team of supplier support specialists in order to receive appropriate support and understand how to properly fill a CMRT. Suppliers are provided guidance in their native language, if needed.

2. Identifying & Assessing Risk in the Supply Chain

Supplier Risk Evaluation

Risks associated with Tier 1 suppliers’ due diligence processes were assessed by their declaration responses on a CMRT, which the sustainability management system identifies automatically based on established criteria. These risks are addressed by our third-party service provider and members of the Company’s internal Conflict Minerals Team, who engage with suppliers to gather pertinent data and ask for corrective actions if needed, performing an overall assessment of the supplier’s conformity status, which is referred to as “conflict minerals status.”

Smelter/Refiners Risk Evaluation

Other supply chain risks were identified by assessing the due diligence practices and audit status of smelters/refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Our third-party service provider’s smelter validation program compared facilities identified by upstream providers with the list of smelters/refiners consolidated by the Responsible Minerals Initiative to determine if the facilities met the recognized definition of a 3TGs processing facility that was operational during the 2023 calendar year.
Each facility that meets the definition of a smelter or refiner of a 3TG mineral is assessed according to red-flag indicators defined in the OECD Guidance. Our third-party service provider uses numerous factors used to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:
•Geographic proximity to Conflict-Affected and High-Risk Areas;
•Known mineral source country of origin;
•Responsible Minerals Assurance Process (“RMAP”) audit status;
•Credible evidence of unethical or conflict sourcing;

•Peer assessments conducted by credible third-party sources; and
•Sanctions risks.

Suppliers are also evaluated on program strength, which assists in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ conflict minerals practices and policies.

3. Design & Implement A Strategy to Respond to Risks

Together with our third-party service provider, Polaris developed processes to assess and respond to the risks identified in the supply chain. Polaris has a risk management plan, through which the conflict minerals program is implemented, managed, and monitored. As part of this program, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the conflict minerals rules and the Company’s expectations.

4. Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Polaris does not have a direct relationship with any 3TG smelters/refiners and does not perform or direct audits of these entities within the supply chain. Instead, the Company relies on third-party audits of smelters/refiners (industry recognized audit/assessment programs). As an example, RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters/refiners that agree to participate in the program.

Our third-party service provider directly engages smelters/refiners that are not currently enrolled in an industry recognized audit/assessment program to encourage their participation and for those smelters/refiners already conformant to the corresponding program’s standards.

5. Report Annually on Supply Chain Due Diligence

Polaris has published the Form SD for the year ended December 31, 2023. This report is available on the Investor Relations section of the Company’s website at https://ir.polaris.com/ under “SEC Filings”. Information found on or accessed through this website is not considered part of this report and is not incorporated by reference herein. Polaris has also publicly filed a Form SD and this report with the SEC.

For calendar year 2023, the Company has also considered impacts from the EU Conflict Minerals Regulation when disclosing details with regards to due diligence efforts. The Company expects to continue to expand efforts both for transparency through the data collection process and risk evaluation, as well as the disclosure of efforts through the Company’s form of public reports, including Form SD.

Due Diligence Results

Supply Chain Outreach Results

Supply chain outreach is required to identify the upstream sources of origin of tin, tantalum, tungsten, and gold. Following the industry standard process, CMRTs are sent to and requested from Tier 1 suppliers, who are expected to follow this process until the smelter and refiner sources are identified. The following is the result of the outreach conducted by Polaris for the 2023 reporting year.

Supply Chain Outreach Metrics

Year	Number of in-scope suppliers	Response rate
2023	2,310	63.2%

Upstream Data Transparency

Despite receiving responses from suppliers listing smelter or refiner names in their supply chain, the vast majority of our suppliers provided data at a “company” or “divisional” level, or otherwise were unable to accurately report which specific smelters were part of the supply chain for the components or parts containing the 3TG that were supplied to us. As is a common practice when requests are sent upstream in the supply chain, those who purchase materials from smelters are typically unable to discern which company’s product lines the materials may end up in. As a result, our suppliers typically list all smelters/refiners they may purchase from within the reporting period. Therefore, we are not able to identify the specific facilities that processed the 3TG in our supply chain or to conclusively determine the country of origin of such 3TG.

As disclosed above, our third-party service provider’s smelter validation program compared facilities listed by our suppliers to the list of smelters/refiners consolidated by the Responsible Minerals Initiative to determine if the facilities met the recognized definition of a 3TG processing facility that was operational during the 2023 calendar year. The table below provides a summary of the results of our third-party service provider’s smelter validation program for 2023. Suppliers that identified specific smelters of concern on their CMRT were contacted in accordance with the OECD Guidance.

Status	Number of identified smelters/refiners
RMAP Conformant	225
RMAP Active	7
Not Enrolled	91
Non-Conformant	29

Steps Taken to Mitigate Risk

Polaris has taken, or intends to take, the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TG in the Company’s products could originate from the Covered Countries:
•Continue to evaluate upstream sources through a broader set of tools to evaluate risk. These include, but are not limited to:
◦Using a comprehensive smelter and refiner library with detailed status and notes for each entity.
◦Scanning for verifiable media sources on each smelter and refiner to flag risk issues.
◦Comparing the list of smelters/refiners against government watch and denied parties lists.
•Continue to engage with suppliers more closely and provide more information and training resources regarding responsible sourcing of 3TGs.
•Continue to encourage suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers.
•Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts, and in the terms and conditions of each purchase order issued.
•Following the OECD Guidance process, increase the emphasis on clean and validated smelter and refiner information from the supply chain through feedback and detailed smelter analysis.